FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 31, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights                       Signet Group plc
are attached:

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify): Change in outstanding total voting rights                                              X

3. Full name of person(s) subject to the notification obligation:                          Capital Group International, Inc

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is crossed or reached:                               29/05/07

6. Date on which issuer notified:                                                                               31/05/07

7. Threshold(s) that is/are crossed or reached:                                                                       9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares     Situation previous to the        Resulting situation after the triggering transaction
                         Triggering transaction

if possible using the
ISIN CODE

                         Number of       Number of        Number of shares                Number of voting rights ix     % of voting rights
                           Shares        Voting Rights
                                         viii

                                                          Direct        Indirect          Direct x     Indirect xi       Direct        Indirect

Ordinary Shares          153,523,876     153,523,876                    153,514,576                    153,514,576                     9.0051%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument      Expiration date xiii  Exercise/ Conversion Period/ Date   Number of voting rights that may be  % of voting rights
                                                        xiv                                 acquired if the instrument is
                                                                                            exercised/ converted.

              N/A

Total (A+B)

Number of voting rights                                                      % of voting rights
          153,514,576                                                                    9.0051%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Capital Group International Inc. ("CGII") holdings                                            Number of shares             Percent of outstanding

Holidngs by CGII Management Companies and Funds:                                              153,514,576                  9.005%

Capital Guardian Trust Company

Capital International Limited

Capital International S.A.                                                                    9,099,660                    0.534%

Capital International, Inc.                                                                   111,539,380                  6.543%

                                                                                              16,908,910                   0.992%

                                                                                              15,966,626                   0.937%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 31, 2007